09057883

S... COMMISSION
Washington, D.C. 20549

BJB 3/5 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moloney Securities Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13537 Barrett Parkway Drive, Suite 300
(No. and Street)

Manchester	Missouri	63021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. John Moloney — 314-909-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 25 2009
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, E. John Moloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moloney Securities Co. Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E John Moloney
Signature

President
Title

Mary L Loncaric
Notary Public

MARY L LONCARIC
Notary Public - Notary Seal
State of Missouri
Commissioned for Jefferson County
My Commission Expires: October 04, 2011
Commission Number: 07466645

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. **Cash Flows**
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

February 17, 2009

To the Stockholders and
Board of Directors
Moloney Securities Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc. (an S Corporation) as of December 31, 2008, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moloney Securities Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd, Franz & Stephans LLP

MOLONEY SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 107,366
Commissions receivable - brokerage	268,404
Commissions receivable - other	95,301
Employee advances	119,529
Due from officers	444,341
Prepaid expenses	8,388
Deposits	104,953
Total assets	$ 1,148,282

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 51,221
Commissions payable		332,914
Other payables		1,035
Total liabilities		$ 385,170
Stockholders' equity:		
Common stock without par value; authorized 900,000 shares; issued and outstanding 32,965.999 shares at stated value	$ 230,000	
Paid-in capital	559,975	
Retained earnings (deficit)	(26,863)	
Total stockholders' equity		763,112
Total liabilities and stockholders' equity		$ 1,148,282

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Note 1: Description of Business -

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker-dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to two broker-dealers who carry such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

Note 2: Concentrations of Credit Risk -

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charged to expense for the year ended December 31, 2008, was $7,117. The Company does not utilize direct-response advertising and, accordingly, no provision for capitalizing these costs has been made.

Note 4: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and net capital requirements of approximately $162,082 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.38 to 1.

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Note 5: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 6: Leases -

The Company occupies its St. Louis premises under a six year lease expiring April 30, 2011. The lease term for the Kansas City premises expires December 31, 2012. The lease for the Denver office was renegotiated and extended. The lease term for the Denver office expires February 28, 2014. Minimum future rental payments based on the renewal of leased office space for the succeeding five years is as follows:

2009	386,860
2010	403,946
2011	408,430
2012	410,368
2013	411,970

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2008, was approximately $192,549.

Rental expense for the year ended December 31, 2008, was approximately $218,411 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

The Company has entered into a twenty-seven month automobile lease from March 2008 to May 2010 with a monthly rental expense of $555.59 and has entered into a 48 month automobile lease from March 9, 2005, to March 9, 2009, with a monthly rental expense of $650.43.

Future operating lease payments are as follows:

2009	8,666
2010	2,778

Note 7: Financial Instruments with Off-Balance Sheet Risk -

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Note 8: Income Taxes -

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

END